Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

JANUS CAPITAL GROUP

Moderator:  John Groneman

January 24, 2017

9:00 am CT

Operator:  This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-

looking statements. Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance.  Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).  This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206.

Participants in the Solicitation

Janus Capital Group, Henderson Group and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement regarding the proposed Transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Good morning. My name is Amy and I will be your conference facilitator today. Thank you for standing by and welcome to the Janus Capital Group fourth-quarter and full year 2016 earnings conference call.

All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question-and-answer period. In the interest of time, questions will be limited to one initial and one follow-up question.

In today’s conference call, certain matters discussed may constitute forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors including, but not limited to, those described in the forward-looking statements and a risk (of) factor sections of the company’s most recent Form 10K and other more recent filings made with the SEC.

Janus Capital Group assumes no obligation to update any forward-looking statements made during the call. Thank you. It is now my pleasure to introduce Dick Weil, chief executive officer of Janus Capital Group. Mr. Weil, you may begin your conference.

Dick Weil:  Thank you, operator. Welcome everyone to the fourth-quarter and full-year presentation for 2016 for the Janus Capital Group. As is normal, I’ll give you my view of the quarter and the year.

I’ll hand it off to our CFO, Jennifer McPeek, who will take you through the numbers with some more detail and then we’ll turn to a special topic of interest which is pretty obvious this quarter which is progress on the merger with Henderson. And then, as always, we’ll take your questions following that presentation.

So turning to the quarter, and then more broadly to the year, the story for Janus has three parts in my mind. Despite a challenging environment for active managers during the year, we saw continued positive flow momentum in our business across fundamental equity, fundamental fixed income and this momentum, I think, was tempered by continuing challenges experienced at INTECH.

Second trend, under-performance across a number of strategies, was felt particularly in performance fees during the quarter and the year.

The third piece is, of course, our merger with Henderson. We’ve been working very hard all over the firms, both firms, to achieve the merger as quickly and efficiently as possible. We remain more convinced than ever that, as we face the future together, we’ll be stronger than either one of us would be facing that future independently. And we’re making good progress. We’re on path to complete our merger and we’ll talk more about that, as I said, and the special topics sections.

So turning back to the quarter and the year, looking at flows, I think we did very well in flows. Active managers experienced a very challenging market condition and 2016. The data I see said industry outflows for active equity managers in the U.S. totaled approximately $385 billion out, which is an organic loss rate of 6%.

So I think that is, indeed, quite a challenging environment. During the fourth quarter, for us, total company long-term net outflows were $300 million, compared to net outflows of $2.4 billion in the third quarter.

The significant improvement in net flows quarter over quarter was driven by positive net flows in Janus equity and Janus fixed income strategies. Two-thousand-sixteen total long-term net flows for the year were $3 billion out which compared to $2.6 billion out in ‘15, so approximately the same, which reflected net outflows from INTECH and Janus equity strategies partially offset by inflows in our fixed income strategies.

While we continue to face headwinds at INTECH, and we’ll talk about that a bit, we have very strong results for the year across a number of other different areas in our business.

US intermediary channel had $2.8 billion of positive net flows, or a 5% organic growth rate, which compares very favorably on a relative basis to the meeting for all flows across the US active mutual fund industry.

Second, the fixed income business that we have, had $1.3 billion of net inflows which is an organic growth rate of 3% marking the eighth consecutive year of organic growth and fixed income for Janus.

Encouragingly, growth during the year came from both retail and institutional clients in both the US and non-US. A third point I would make is the non-US business had net inflows of $2.7 billion, which was an organic growth rate of 6% and represents the sixth consecutive year of organic growth for this business.

Our strategic alliance with Dai-ichi Life and our work in Tokyo continues to underpin good growth in that market. Last point I would make on this flow subject is for the full year, Perkins net flows were breakeven, marking the strongest net flow result for this business since 2010.

This improvement has been driven by a continuation of better investment results and we are very pleased to see Perkins continue on its journey back to positive flows and health.

Turning to investment performance for the full year, in 2016 we experienced underperformance across a number of strategies, which was very disappointing. And you can see this underperformance very clearly in its strong impact on performance fees for the year.

Our largest Janus equity funds underperformed during the year which led to only 42% of our mutual fund assets being the top half of the Morningstar categories on a one-year basis compared to 84% of mutual fund assets at the end of 2015.

The underperformance in the largest Janus equity strategies led to a reversal in the improvement we hadn’t been experiencing previously in our mutual fund performance fees. Two-thousand-sixteen mutual fund performance fees were $(46) million compared to $(29) million in 2015.

On the other hand, Perkins saw a continuation of better performance. At the end of 2016, 95% of Perkins mutual fund assets were performing in the top have other Morningstar categories on a one- and three-year basis respectively.

Lastly, turning to INTECH, we saw a disappointing investment performance in 2016. They had a pretty good first half of the year and it was followed by a very, very difficult second half.

At the end of 2016, none of INTECH’s relative return strategies were beating their respective benchmarks. As a result of this underperformance, we saw a decline in private account performance fees. Two-thousand-sixteen private account performance fees were $10 million compared to $19 million in 2015.

The third piece of the story for 2016 is our announced merger with Henderson Group. We remain on track for second quarter 2017 close, and over the last three months, both firms have made significant progress working towards our respective shareholder votes, as well as preparing for integration on day one of the combined firm.

As I said before, we are confident that the combination of these firms will enhance our ability to deliver superior service to all of our clients, to deliver richer and stronger investment results through a deeper talent pool for all of our clients, and ultimately to deliver better financial results to our shareholders.

Our experience over the last three months is only strengthened this conviction. In recent months, we’ve been focusing on doing the necessary and important work of growing and maintaining assets, businesses and client relationships on the one hand, while also working on the special projects and activities required to get the merger closed and to define the future state of our integrated firm.

I’m very proud of the progress we’re making in each of these areas. At the end of the presentation, I’ll walk through a bit more detail in that progress and in that timeline going forward. With that said, let me turn it over to our CFO, Jennifer McPeek, for a deeper dive into the quarter’s results.

Jennifer McPeek:  Thank you, Dick. Turning to Page 8, we have a summary of our financial results. Average AUM decreased 2% compared to the third quarter. Fourth-quarter revenue was $251.4 million. That’s a 3% decrease compared to the third quarter resulting primarily from that lower average AUM coupled with a quarter-over-quarter decrease in both our mutual fund and private account performance fees. Our reported operating income was $61.8 million or $70.9 million when it’s adjusted for a $9.1 million of merger expenses.

Fourth quarter included below the line investment losses of $6.4 million primarily as a result of negative alpha in some of our seeded products. Reported earnings per share were 17 cents for the fourth quarter. That excludes 3 cents of merger cost. So our adjusted EPS is 20 cents compared to last quarter 24 cents and a year ago 25 cents.

Turning on to Slide 9 we have our standard investment performance disclosure. Fundamental equity performance remained strong on a medium- and longer-term basis with 81% and 73% of assets in the top two Morningstar quartiles on a three- and five-year basis while the one-year result reflects underperformance in 2016. Additionally 58% of complex wide mutual funds have a 4- or a 5-star Morningstar rating. We are disappointed with our mathematical performance results during the quarter and also for the year. At the end of 2016 none of the INTECH relative return strategies were outperforming their respective benchmarks on a one-year basis. Despite challenging relative performance and fixed income the absolute returns are solid and are in line with our client’s expectation.

Now we’ll turn to Slide 10, flows. Fourth quarter total company net outflows improve markedly compared to the prior quarter. Our fundamental equity flows drove a large portion of the quarter-over-quarter improvement. Positive flows for Janus Equity contributed to our US intermediary business posting its third consecutive quarter of positive flows which is particularly encouraging given the continued attrition the industry is seeing an active equity. Perkins continues to do well and had its strongest flow for the year result since 2010. Investment performance in those funds continued to be strong throughout the year. INTECH’s outflows did improve slightly from the third quarter. INTECH had one large mandate loss during the quarter that totaled $1.3 billion. Fixed income also improves significantly from last quarter driven by positive flows in both our Core Plus and our Global Unconstrained strategies.

Now looking at flows for the full year, which we’ve included details of in the appendix. We’re encouraged that we see a continued improvement in net flows in the fundamental equity strategies. While this area of the business is not quite into the positive for the year we have made significant improvement and show a very positive trend. Additionally we’re very pleased that 2016 marked the eighth consecutive year of net inflows in fixed income strategies.

Slide 11 breaks out our revenue and performance fees. Our total revenue decreased 2.9% over the prior quarter. Lower management fees reflect lower average AUM and that’s offset by a slight increase in the management fee rate quarter-over-quarter. The weighted average management fee for the current quarter was 46.3 basis points. Performance fees on our mutual funds were $(14.2) million for the quarter and that reflects underperformance in several Janus equity funds subject to those performance fees. Private account performance fees in the fourth quarter were $0.1 million compared to $0.6 million in the third quarter. As we noted in our last call INTECH’s underperformance is weighing heavily on those private account performance fees.

Now on slide 12 operating expenses, total operating expenses were flat compared to the prior quarter. Excluding the deal expenses, which we’ve called out, operating expenses decreased $4.9 million or a 3% decrease compared to the third quarter. The total comp-to-revenue ratio was 42.2%. This brings us to a full year 2016 total comp-to-revenue ratio of 41.8%, which is within the guidance range that we provided at the beginning of last year. Recall that during the first quarter we typically see an elevated comp ratio compared to the other quarters, given some seasonal expenses. We anticipate this same trend to occur in the first quarter of 2017 and given flat market expectations we would expect to see a comp-to-revenue ratio somewhere in the mid-40s.

LTI expense for the fourth quarter was $19.4 million compared to $21 million in the third quarter. Deal related costs in the fourth quarter were $9.1 million compared to $4.2 million in the third quarter. Now $0.9 million of the fourth quarter deal related expense actually hit the marketing and advertising line and $8.2 million of those deal rated expenses were captured in the G&A line. For G&A after excluding the merger related costs the fourth quarter expense was $27.1 million which is lower than our trend due to some one-time items. Our operating margin for the fourth quarter excluding deal related expenses was 28.2%.

Now turning finally to Slide 13 we’ll look at our balance sheet and our capital management activities in the quarter. Total cash and investments increased approximately 8% quarter-over-quarter. It was a relatively inactive quarter in terms of capital management. We did return roughly $20 million to shareholders via our quarterly dividend. Now, given the anticipated closing of the merger in late May, consistent with past practice we do intend to pay our first quarter cash dividend in May subject to the board’s approval. I’ll now turn it back to Dick for an update on the merger.

Dick Weil:  Thank you Jennifer. Turning to Slide 15 we have an indicative timetable to completion. On the upper left you can see that we’ve made some progress completing the tasks outlined there and then some pending tasks that are upcoming outlined below, culminating in the anticipated completion of our recommended merger of Janus and Henderson on 30 May 2017.

Let me highlight a few key milestones for you; important steps that we have taken. In the fourth quarter we filed on a confidential basis the first drafts of the merger proxy with the SEC on a Form F-4 as well as the UK circular with the FCA. And with that document and those filings we’re working towards filing the final versions in late March and at that point they’d be public.

In December we filed documentation to merge a number of our US mutual funds across the Janus and Henderson US mutual fund complexes, as well as merging some of Henderson’s mutual funds into the Janus JIF trust. These initiatives are aimed at building the strongest combined product offering for our clients here in the United States. And we’re pleased with the progress there.

We are targeting April 25 as the date for the special shareholder meeting for Janus shareholders to vote on the merger transaction. Henderson is targeting the following day, April 26, for its shareholder meeting for its shareholders to have a similar vote.

Lastly, I would point out that we’re targeting May 30 as the completion date, and this would be the first day that Janus Henderson would trade on the New York Stock Exchange. As a result, we believe that we’ve made good progress and we are still on a good path to complete the second quarter of 2017. In noting that let me also just acknowledge there’s been a tremendous amount of work done by teams across the globe at both companies. Our employees have been working around the clock to do both their regular day jobs of keeping each of these companies on a good path and then the enormous amount of work required to complete the merger transaction and fulfill the promise of the combination of these two firms.

We’re working towards a day one launch where we could seamlessly deliver our new company to all our clients around the globe. To all the employees who are listening in on today’s call I just want to say thank you for your very hard work and dedication. To everyone on the call I also would like to say that during this process of working through the signing and now trying to get to the closing I’ve had the chance to get to know our colleagues at Henderson much better as has the leadership teams on both sides. And the level of personal conviction by me, by Andrew and the leadership here and at Henderson, we’ve all become even more convinced that these two firms are stronger together. We recognize that the world is an uncertain place, whether it be a Trump election, or a Brexit, or upcoming votes potentially in France and Italy, or who knows what the world will bring. Our strong conviction is that we face this uncertainty together and that is a much stronger position than each of us apart.

And so as we look at this transaction we are even more convinced that for the next five, for the next ten, for the next 20 years it’s the right step for both our companies. And I’m just thrilled at the progress we’re making. Janus Henderson will be a benchmark setter as a powerful global active manager in the years ahead. We will have better scale, better strength, better brand position, better products, better distribution all of which will create a very positive outcome for our clients, for our employees and for our owners. With that thank you I’ll turn it back to the operator to take questions.

Operator:  Ladies and gentlemen at this time we will conduct a question and answer session. In the interest of time the questions will be limited to one initial and one follow-up question. If you would like to ask a question please press Star 1 on your phone now and you will be placed in the queue in the order received. If you are using a speakerphone please make sure your mute function is turned off to allow your signal to reach our equipment. Once again please press Star 1 to ask a question. We’ll pause for just a moment to allow everyone an opportunity to signal for questions. We’ll take our first question from Ken Worthington, JP Morgan. Please go ahead.

Ken Worthington:  Hi, good morning. First on INTECH, INTECH has been in redemption for some time despite what was pretty good performance and in our opinion an investment methodology that seemed to be coming back into favor. Now relative performance is poor and quant investing actually seems to be falling out of favor. So Dick you’ve seen INTECH perform for quite some time. You’ve even changed management around. I guess do you have conviction that the mathematical investing strategy is a good approach for investors and that the products are priced correctly? And if so why haven’t you been able to convince investors to buy the products when the strategy was working and then now that the strategy does not appear to be working why is it not reasonable to expect that these outflows are going to accelerate?

Dick Weil:  Thanks Ken, obviously a very important question. I think the first thing to say about INTECH is they’ve been doing what they do, they’ve been pursuing their specialized, you know, volatility capture investment strategy for decades. And so when you consider this past year especially this past six months of pretty darn painful underperformance, I think you have to consider it in that context. And so the first question you ask yourself is, is something broken here that’s fundamental that really undercuts the value proposition over the long term? We’ve done a lot of studying of that and conversations with INTECH. And I’m convinced that that’s not the case in the sense that I’m convinced that their process is still a very good process, still valuable for clients and it has my full support and confidence despite the difficult results of the last six months.

Second you say that, you know, they’ve been going through some challenges in selling this and persuading more clients to join. And that’s clearly true particularly inside the United States. As we’ve talked about for too many quarters they face some real challenges inside the United States and continue to do so while they’ve been able to grow successfully outside the United States. And it’s the balance of that, that has been creating their net results for many quarters now. That really hasn’t changed. But obviously this negative performance puts an extra challenge on all of that.

So the last thing you mentioned was, you know, what are expected forward flows in light of this change in performance? The real answer is we don’t know. The real answer is this is going to cause a lot of INTECH clients to take a hard look at what they’re doing. Hopefully they will, like I have, conclude that this is not a reason to lose confidence but clearly this is a huge challenge for INTECH to carry in the year and years ahead. So I don’t have a great answer for you on that last part. This is a serious challenge. It was serious underperformance. They put together, you know, five or six bad months in a row which has essentially never happened in their history in this way. They had a good first six months and then basically got just slaughtered by the reversal that the world is calling the Trump rally and that’s, you know, that’s the facts. And so yes we’re concerned. Yes they have a big challenge. And we’ll have to see, you know, how the clients react on a go forward basis but it’s a fair question and we’re concerned.

Ken Worthington:  Okay great. Maybe moving on to fixed income, you know, fixed income has been a real workhorse for you guys selling well. It had been performing really well. More recently performance has also deteriorated. You know, are investors at all - particularly institutional investors - linking the performance deterioration too, you know, Gibson’s departure at all. And if so, you know, should we be concerned there since it’s been such a good selling product for you over such a long period of time?

Dick Weil:  That’s another really important question Ken, thank you. I’m glad you mentioned it. Look Gibson left in April as the CIO of our fundamental fixed income business. And we were quite concerned about the effect that would have on the team, and the clients, and the performance and the whole deal. It’s been a brilliant success. And you mentioned that you think the results have been a little I don’t remember how you described it but a little softer in some way. I’m not really concerned about that. In the second half of the year this, Trump rally that we were mentioning earlier, a lot of the lower quality credits raced ahead. And it is in the nature, it is in the client promise of our fundamental fixed income business that our style has an eye on capital preservation. It’s not the most aggressive most yield seeking style. And it is expected to underperform when a lot of the softer credits charge ahead. That is completely consistent with the client promise.

So the modest underperformance that they put up is not really troubling to me in that environment. In fact I think it’s consistent with the client promise. So, no I think they have a very bright future in the fundamental fixed income business. I think we’ve done exceptionally well in managing through the transition. And when I say we I really mean that fundamental fixed income team that’s done exceptionally well in managing through that transition. And I expect their performance to continue to be good on a go-forward basis. I think we have the right people in the right seats. And I’m quite optimistic about the future.

Ken Worthington:  Thank you very much for answering my questions.

Dick Weil:  Thanks Ken.

Operator:  We’ll take our next question from Robert Lee of JKBW.

Robert Lee:  Hi, thanks. Thanks for taking my question this morning. Maybe I’d like to drill down a little bit more into the intermediary channel in the U.S. You pointed out and highlighted that that’s been a success for you guys, having some inflows there, I think the last three quarters you mentioned. Can you drill down a little bit and within that channel, are there specific, let’s call them sub channels, whether it’s the RIA market or kind of the larger broker-dealers or the Schwabs of the world where you’re having more pronounced success?

And then that would be the first question, I guess.

Dick Weil:  Sure. Thanks, Robert. In the intermediary channel, we look across advisors, VITs, DC, and international as channels within that basket. And if you look across the full year of 2016,

advisory, VIT, and DC were all positive flows with international at just a tiny — a small negative. So we’re encouraged that our intermediary muscles are quite strong and when we give the clients good investment performance in an important area that they care about, our intermediary teams do an exceptionally good job of connecting that to clients and building our business in those spaces.

I hope that’s helpful.

Robert Lee:  Yes, thanks. And then maybe thinking of the transaction or the merger, and I know you’ve been reluctant to kind of talk about revenue opportunities at least at this stage of things. But just as you go about merging some products and streamlining the product line, as you think to maybe say the second half of this year into next year, two parts of this. Number 1, where do you think in your own kind of modeling is the most risk of some asset attrition related to the merger? I would assume maybe it’s global equities. And by the same token, where do you think there is more opportunity for you to kind of hit the ground running or more quickly realize some incremental new sales post-deal, post-merger?

Dick Weil:  Well, I guess, I want to slightly go off piece, go off course on your answer, and just mention our client response to this has been really strong and they get it, why we’re doing this deal and they’re excited about the combination. Underneath the covers, when you ask where do you see specifically the revenue synergies, we’ve been a little bit vague about that for a number of reasons that I hope you appreciate.

The first is it is our life experience as we’ve watched the market that you all in the market in general discounts those forward expectations pretty heavily. So we haven’t invested a ton of time and energy trying to detail that because we basically accept you’re going to play the wait and see game on the analyst side.

Number 2, it’s really hard to predict the forward environment a year ahead. And so whatever product that may have been really exciting in our midcap growth product may have been really exciting in the past year, the year before that it might have been our healthcare, and before that, it might have our SMID product or tech. These things move through the marketplace and so part of a really intelligent answer to your question would have to rely on a forward forecast of where the market is and where it’s moving.

So I guess that’s kind of a defensive caveat, apologies. But with all that said, look, Henderson has got some really strong European fixed income, European equity, global equity products, some absolute return products, some asset allocation. These are all things that we think we can do well with. Likewise, on our side, we have some very interesting fixed income products, some very interesting US equity products, and also some very interesting asset allocation and absolute return products that we think can move through their channels.

And so we’ were excited about all those things. The Japanese market — one skill that Henderson brings that we’re relatively less full in is income investing. And we think that particularly in Japan, there’s an opportunity to take Henderson’s income approach and gain some clients with the help and support, obviously, of our very good partners in Tokyo. And so that’s another area that I think is potentially quite positive for us. But I hesitate on making specific promises around specific areas because it’s just too early and there’s just too much unknown. And frankly, you guys don’t really believe it anyway.

So we’re content to prove it to you but you can rest assured that this deal would not have had my support, it would not have had Andrew Formica’s support if we weren’t confident that we could do more with the combined lineup than we can on our own.

Robert Lee:  Appreciate the additional color. Thank you.

Operator:  Our next question is Michael Carrier with Bank of America Merrill Lynch.

Jeff Ambrosi:  Hey, thanks. This is actually Jeff Ambrosi filling in for Mike. I just wanted to ask a question on the gross sales number this quarter. Seems to be pretty strong, plus 50% quarter-over-quarter and seems like best since 2014 so just trying to see if anything drove the gross sales number this quarter. Thanks.

Dick Weil:  Well, I guess we had a big win in core plus in the fourth quarter, which I would mention. Fourth quarter flows for core plus fixed income, our fundamental fixed income was $2.9 billion compared to third quarter flows in that strategy of $1.5 billion. And so that was a nice positive I guess that I would call out. Bill Gross on the global unconstrained strategy — look, he’s still the best fixed income manager on planet earth and his strategy is doing well, and it flowed about $600 million in the last quarter versus $100 million in the third quarter. And we have an absolute return that flowed about $700 million versus $300 million in the third quarter. So those are just some highlights I would call out in the differences.

Jennifer McPeek:  And if we’re looking at channel or geography, our non-US sales in the fourth quarter were substantially up from the third quarter. So that explains a lot of the quarter-over-quarter change, if that’s what you’re looking at, Jeff.

Jeff Ambrosi:  Okay, thank you very much. That’s helpful.

Operator:  From Jefferies, we have Dan Fannon.

Dan Fannon:  Thanks, good morning. I guess, first, Jennifer, could you clarify the mid-40s comp ratio? Was that for the full year or the first quarter? And then also just kind of give us a sense, I know with the merger it’s hard, but just thinking about the expense of the core business and the outlook for the year and how we should kind of put some context around that.

Jennifer McPeek:  Well, it is hard. The guidance I gave was really only for the first quarter because once we go through the merger in the second quarter, there will be a lot of organizational changes, synergies that occur, redundancies. And so we’ll have a better sense of what the combined company’s comp-to-revenue ratio is likely to look like as we operating through that synergy planning process. So I don’t have a full year number for you, just a first quarter number. And the reason that that’s elevated is every year we have some seasonal increases in the first quarter. So that’s consistent with Janus’ typical comp-to-revenue ratio.

And then to the more qualitative question that you asked, we are moving forward very successfully in planning integrated and consistent compensation models for the combined company, for Janus Henderson. We’re looking at some of the same principles that have really been very successful for Janus over the years around profit-based compensation and finding ways to roll that out across the full firm. So more to come on that but it’s showing tremendous progress.

Dan Fannon:  Great. And then I guess just a follow-up on a previous question. Dick, you focused on kind of the revenue synergies. I guess could you highlight from the mergers to the fund merger that you guys are expecting to do, how much AUM for the Janus products are going to be merged and how we could think about maybe dis-synergies that could occur as a result of that?

Dick Weil:  I apologize, I don’t have that number right at my fingertips but you can contact John Groneman in our IR department afterwards and he can pull together, it’s public data. I just apologize. I don’t have the sum right at my fingertips. Obviously, look, you can go through the proxies and figure out where there’s portfolio manager change and those things are always sensitive. That’s always an area of potential exposure and if you were on the hunt for dis-synergies, I guess I’d circle those and say — and wonder what will happen.

Candidly, we don’t expect huge dis-synergies but it’s not up to us. It’s up to the clients and so we can’t give you that forecast with a promise but we don’t expect major dis-synergies at this time. To the extent we experience pain, it’s more likely to come from performance challenges than it is from the dis-synergies as far as our expectations at this point.

Jennifer McPeek:  And this is Jennifer. If you want to create a model and build that bottom up model yourself on those fund mergers, there will be savings on the investment management cost side synergies. They’ll be partly offset by some performance fee dis-synergies because when we do combine two funds, for a time period — and I think it’s three years — we have to take the worst of the two track records for performance fee purposes. So I don’t have an aggregate number for you, but that should give you enough to model it.

Dan Fannon:  Great. Thank you.

Operator:  Next is Craig Siegenthaler with Credit Suisse.

Craig Siegenthaler:  Thanks, good morning. On the fixed income flows, were there any large mandate wins or platform inflows in the 4Q 2016 results?

Dick Weil:  Yes, I think I highlighted it earlier that core plus was up $2.9 billion in the quarter versus $1.5 billion. That’s part of our fundamental fixed income and there was a big non-U.S. win represented in that total.

Craig Siegenthaler:  Got it. Was that Japan?

Dick Weil:  Yes.

Craig Siegenthaler:  Okay, and then on INTECH’s performance, what factors drove the significant underperformance in the second half of 2016? And can you comment on the depth of the underperformance? Because sometimes you have a lot of your assets underperforming but it’s kind of shallow versus benchmark. So any commentary there would be helpful too.

Dick Weil:  Sure, I’ll take the second part first. It was not shallow underperformance. It was very substantial underperformance and we outlined that in — there is some data on that in the appendix if you look through and look at the INTECH performance, the mathematical equity performance presented in the appendix of our presentation.

And so sadly, no, it’s not a case of modest underperformance. It’s significant. What happened was there was such a dramatic reversal between the first six months or five and a half months and the rest of the year, and INTECH really got caught badly on the wrong side of that reversal, not because they made mistakes, not because they violate any principles but because that’s how their process laid over that particular unusual fact pattern.

They experienced five really bad months in a row, which had not happened to them. If you look at their longest track record, which is I think 30 years or so, it had not happened in that product in that 30-year period. So effectively, the Trump reversal was, I think, an extraordinary event. To put maybe a little more color on it, they had one or two of their best days after the Brexit announcement and they had one or two of their absolute worst days after the Trump election.

And so I think it was a very unusual period, particularly as it applied to their strategies. And in the first half of the year, it was good to be long the low beta, low volatility stocks and they were and they were doing just fine. And then utilities got crushed and banks took off, and high beta stocks took off and they didn’t own them, the really, they paid the price. So if you look at the specifics, it’s quite understandable with respect to how their process works but the result is pretty darn disappointing and potentially unacceptable for some of the clients. And so we’re going to have to work through a difficult period based on that performance.

Craig Siegenthaler:  Thank you.

Operator:  From Goldman Sachs, we have Alex Blostein. Please go ahead.

Alex Blostein:  Hi, guys. Good morning. Jennifer, question for you around the private accounts and I guess the reminder on how those performance fees work. So as we think about 2017, are all of them annual resets? What’s the typical kind of timing just thinking through the impact of INTECH’s underperformance in the second half of 2016 and I guess how it could impact performance fees for 2017 from a high watermark perspective or anything like that?

Jennifer McPeek:  So they’re not all annual resets. The performance fee timing distribution has a large number of AUM paying in the first quarter and in the fourth quarter. It is difficult to imagine a large positive performance fee coming in, in the first quarter because we’ve already got three quarters baked for those accounts, at least for the INTECH ones, which is the majority of them. So the first quarter is, at this point, not looking very good. But again, there’s still some time left and I’m not trying to forecast performance, just looking at the statistics and the probability.

In the fourth quarter, we will have a large portion, I think it’s about a third of our performance fees, that come in on an annual basis. And so those have a large range. We could see the fourth quarter of 2017 get back up to attractive levels, depending on future performance.

Alex Blostein:  Got you. And Dick, just a quick question for you around the funds and the recent mergers. We saw obviously the announcement in December. Any additional product consolidation that you guys expect to see on the combined Janus Henderson side or the mergers that you’ve kind of done on the core Janus side as kind of it?

Dick Weil:  No, I don’t think we expect to see a whole more or really any more than what we’ve done so far. Of course, we’re going to continue to manage the business and we reserve the right to learn and make active decisions. But at this point, we’ve implemented the changes that we think were the right changes and were appropriate and we don’t have a lot more in store.

Alex Blostein:  Okay, great. Thanks so much.

Operator:  From Autonomous, we have Patrick Davitt. Please go ahead.

Patrick Davitt:  Hi. Thanks for taking my question. I imagine when you announced the merger with Henderson, we are all kind of on the same page in seeing the US, UK, Europe regulatory environment kind of going in the same direction for asset managers. And that view has changed post-Trump, I think.

How should we think about that, I guess, in terms of looking through the prism of your merger with Henderson, and now, you know, maybe being more exposed to that arbitrage between the US and Europe and the UK, if the US really is going in a different direction?

Dick Weil:  Well I probably couldn’t make a living predicting forward regulatory paths so, you know, I won’t tell you I know exactly where the current US regulatory environment’s pointing. I think it’s too early to say. And I also don’t know what the Brexit negotiation and post-Brexit UK regulatory world will be, or the European world will be.

And finally, I don’t expect that those are the only sort of significant regulatory changes that will happen to us. I expect sort of continuous flow of regulatory challenges and surprises along the road.

So I guess I would say my sense of the value of this merger is driven by our ability to put together the talent on the investment teams, and generate a deeper set of ideas and perspectives to deliver better results for clients.

It’s driven by our ability to take the relationships and the talent on the client-facing side of the firm, and deliver better relationships to clients around the world. It’s driven by our ability to have a better and stronger brand position, and position with the big global distributors. And it’s driven by our ability to be more financially efficient in the execution of our business. Those things are unchanged by the regulatory surprises.

And I guess my real, I hate to repeat myself, but my bottom line perspective is as we face an uncertain and changing regulatory environment, I am convinced that we’re better doing it together than apart. I want to sell regardless of the regulatory outcome. I want to share and sell a lot of our products in Europe. I want to share and sell a lot of our products in London. I want to do the same thing in Tokyo and Australia and Asia and in the United States. And in order to be well-positioned for that, I think we’re much better together than apart.

So I don’t have a huge amount depending on sort of my current read of the regulatory changes and environments between the two locations.

Patrick Davitt:  Okay, thanks. And then as a quick follow-up, Jennifer, is $80 million still a fair assumption for annual LTIP at this point?

Jennifer McPeek:  It may be a little bit lower, 75 to 80 range.

Patrick Davitt:  Okay, great. Thank you.

Operator:  We’ll take our next question from William Katz with Citigroup.

William Katz:  Okay, thank you very much for taking the questions this morning. Jennifer, I’m going to stay with you for a moment. If I look at the change in your operating income, adjusting for the one-time merger costs this quarter, relative to the change in the revenues, it looks like a very high correlation between the shift in the performance fees relative to the base business. How should we be thinking about the incremental margin on performance fees both ways?

And then related to that, can you frame out, if you would, just to simply match benchmarks from here, how you see the path over the next year or so for performance fees ex merger implications?

Jennifer McPeek:  Thanks for the question, Bill. So on the incremental margin for performance fees, we haven’t given that number in the past because essentially by giving that number we’re telling you exactly how much we pay out into our compensation pools, and that’s not something we’ve disclosed.

But I will say that they do flow through, straight through, to the compensation pool. So when performance fees go down, whether at INTECH or Janus, the bonus pools go down commensurately. And that’s why you’ll see that variable piece of the expense structure move in line with the performance fee decline. So yes, it is set up to do that. You can probably regress it and get fairly close, but it’s not something that we’ve disclosed.

In terms of the outlook for mutual fund performance fees ex the merger, in the past when we were at our lowest point of the fulcrum, we had a lot of sight lines based on just what was rolling off. This year we’re not at the bottom of the fulcrum. We’re right in the middle. Well we’re towards the lower end, but we are in the middle of the range of performance fees.

So it is highly dependent on what happens with mutual fund performance this year. I don’t think that, given where we’re at in our largest funds, it’s likely to see the overall performance fee get positive in 2017. It would require tremendous outperformance to do that.

William Katz:  Okay, that’s helpful. And then just on flows, sure appreciate the strong results you had in the intermediary channel. If you look at some of the public data, it looks like the enterprise value was a - enterprise fund, excuse me, was a very strong contributor to the overall flows. If the new flows is right, it looks like you may have closed that to new investors perhaps, or a soft close.

What takes over, if you will, as you look forward into the next 12 months? Is it further revival of Perkins? Or are there other things that you think pick up some speed, again ex the merger?

Dick Weil:  Yeah, thanks for that question. It’s a little hard to be specific about what’s going to happen in the future, but you’re right. Enterprise has been a big seller for us, and a great success. That manager and team have done a really first-class job, and we’re soft-closed in that strategy, which means we still take money from existing clients, but we’re not adding new clients into there.

In terms of what could step up and take the lead from that, you know, we have the Forty Fund, the Research Fund, Diversified Alts, Adaptive Asset Allocation, Global Unconstrained Bond. You know, we’ve got a lot of different contenders that are possibilities. It’s a bit hard to predict the future on that score.

As I mentioned earlier on the call, you know, we went through a rotation from our healthcare sector, as the leader and the big seller, to Enterprise relatively recently. And before that, we could go back and talk about that further. So, you know, our conviction is so long as we do a good job in our various strategies, we’ll continue to find ways to be very relevant to the market and to our clients. But it’s hard to predict it with specificity.

William Katz:  Thanks.

Operator:  And Chris Harris from Wells Fargo is next.

Chris Harris:  Thank you. Can you elaborate a little bit on why the investment losses were so high in the fourth quarter?

Jennifer McPeek:  Sure, Chris. It’s Jennifer. We had a negative alpha on some seeded products. That’s probably the largest piece. Also in the fourth quarter we always have distributions of dividends and capital gains, which creates an investment loss. But then you’ll see other income offsetting that, so it reduces the NAV, but increases in the other Income line. And those always occur in the fourth quarter. So that explains the bulk of it.

Chris Harris:  In regards to the negative alpha, so it’s alpha that drives that, not just the absolute performance in the period?

Jennifer McPeek:  We actually hedge much of the beta in the seed book. Some of our strategies are absolute return strategies, so those aren’t hedged. But relative performance strategies that have a benchmark, we do hedge those benchmarks.

Chris Harris:  Okay, got it. And then just a quick follow-up on G&A. Jennifer, you mentioned a few one-time items benefited that line item. What were the sum total of those items, the dollar amount?

Jennifer McPeek:  Well let’s see. So 27.2 - the sum total were both in the third quarter and the fourth quarter, so there were some unusual items in the third quarter that hurt us, and then some offsets in the fourth quarter that helped us. I’m thinking of insurance recoveries. 30 is probably the normalized number between those two. Hope that helps.

Chris Harris:  Okay, thank you.

Operator:  We have time for one final question. We’ll take the last question from Morgan Stanley, Michael Cyprys. Please go ahead.

Michael Cyprys:  Hi, good morning. Thanks for taking the question. Just wanted to follow up on the comp ratio. I think you mentioned you were guiding to mid-40s in 1Q ‘17, if that’s right. So just wanted to understand why - and I understand you mentioned that’s seasonally higher just in terms of the comp dollars there, as you’re thinking about it.

But just if I look at the comp ratio, mid-40s does seem a bit higher than what we saw the past couple years — 43, 42.5, and 40% in the past three years. So I guess just why the divergence there on the comp ratio being a little bit higher meaningfully versus the past couple years in the first quarter?

Jennifer McPeek:  So I’m sorry. Is your question why is it higher in the first quarter? Or why is it higher this coming year?

Michael Cyprys:  Why is it higher this coming year versus first quarters that we’ve seen in prior years?

Jennifer McPeek:  I expect it to be roughly the same as it was in the first quarter of 2016. So I don’t—

Michael Cyprys:  Like 43 - okay, so that’s like 43% or so.

Jennifer McPeek:  Yeah, so my mid-40s statement would go in the lower end of the mid-40s. It will probably be very close to what it was last first quarter. It all depends on—

Michael Cyprys:  Great, thank you.

Jennifer McPeek:  —when people max out on their withholdings. And that’s not something I have a very precise prediction on.

Michael Cyprys:  Okay, thank you. And just last as a follow-up question here, just on thinking about fee rates here, just thinking about your business, which products and distribution channels are you seeing relatively more fee pressure, would you say? It looks like the fee rate’s down about one basis point year-on-year.

And then just given the performance challenges that you were talking to on the call, and just broader industry pressures, regulatory changes, how are you thinking about being more competitive on the value proposition, which also includes fees?

Jennifer McPeek:  A couple of questions in there. Let me just answer the management fee shift. We did have an underlying mixed shift this quarter that actually raised the average management fee. And, you know, over time we’ve seen, over the last three years, a shift to more institutional clients, and more net flows into fixed income than equities. And so that’s what’s driven the trend over time.

When we look at the net present value of assets that we’re bringing on board, they’re actually improving, right? Because you have stickier assets in institutional, and you have lower management costs and other items for fixed income. So we’re not seeing this as a problem. I don’t know if that was really at the heart of your question. What was the second part of your question?

Michael Cyprys:  Just as you’re thinking about fee pressure on the business, and getting more competitive on the value proposition, just curious how you’re thinking about that.

Dick Weil:  Well we obviously spend a lot of time thinking about that. Fee pressure in the industry has been pretty constant, pretty much as long as I’ve been in this industry. And it continues.

And the DOL change, I think - or prospective change. We’ll see what President Trump does. But I think that adds more heat and pressure to the pipe. So sort of long-term forecast is continued pressure, and probably continued downward pressure on fees.

But in specific and sort of a quarter-by-quarter basis, we’re not experiencing a repricing of our business yet. Like everybody in this industry, we look at our value proposition compared to peers, and also compared to the passive offerings. And we have to take that seriously.

And so as we develop our business, obviously we’re feeling the pressure, and we’ll continue to think it through and react hopefully appropriately. But we’re not looking at repricing our business, you know, in the relatively recent past or in the short-term future.

Michael Cyprys:  Okay, thank you.

Dick Weil:  I think that’s - the operator declared that those were the last set of questions. So I’ll just close by saying a couple of things. First, look. We faced a challenge in our performance centered around INTECH. We know that. We’re going to work hard to carry that through as best we can. But obviously, being transparent, that’s an area of some pain and challenge that we have to be forthright about and very focused on.

On the good news side, the US intermediary channel is very strong, and we’re very pleased with what they’ve done. Eight consecutive years in fixed income growth has been terrific, and we look forward to continuing that. Our non-US business continues to be a real positive effort for us, in particular our partnership with Dai-ichi Life, and the work done in Tokyo represents continuing and even growing opportunities for us.

And then Perkins has come a long way back from its very difficult challenges, and hopefully will continue its journey back to positive growth. And so those are some bright spots for us that I wouldn’t want folks to miss.

And then turning to the merger, you know, we’re moving ahead well. We’re on path to keep our promises. We’re on path to deliver in the ways that we’ve described for you. And better than all that, you know, the people are coming together in this difficult period of sort of almost-integration preceding the second quarter close. And we’re just even more optimistic than we were on the power of this combination.

So with that, thank you all for your participation, and I look forward to talking to you in the future.

Operator:  This concludes todays’ conference call. Thank you for attending.